

10035470

...CHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2010
Washington, DC
112

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65961

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CM Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1291 Galleria Drive #210
(No. and Street)

Henderson (City) Nevada (State) 89104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey Barton 702-795-7930
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Hancock Askew & Co. LLP
(Name – *if individual, state last, first, middle name*)

100 Riverview Drive (Address) Savannah (City) Georgia (State) 31404 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

JP 3/15/2010

OATH OR AFFIRMATION

I, ____________Todd Parriott____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______CM Securities LLC____, as of ______December 31_______________________________, 2009_________, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____


CYNTHIA CRESPO
Notary Public, State of Nevada
Appointment No. 08-6516-1
My Appt. Expires April 30, 2012

Signature

CEO

Title

Cynthia Crespo

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



HANCOCK ASKEW & CO LLP
ACCOUNTANTS & ADVISORS

Independent Auditors' Report

CM Securities, LLC
Henderson, Nevada

We have audited the accompanying statements of financial condition of CM Securities, LLC (formerly CMC Financial Services) as of December 31, 2009 and 2008, and the related statements of operations, changes in equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CM Securities, LLC at December 31, 2009 and 2008, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Hancock Askew & Co., L.L.P.

Savannah, Georgia
February 19, 2010

100 Riverview Drive
Savannah, GA 31404
T | 912-234-8243
F | 912-236-4414

www.hancockaskew.com

7000 Central Parkway
Suite 1660
Atlanta, GA 30328
T | 678-387-3960
F | 678-387-3964

CM Securities, LLC

Statements of Financial Condition

December 31,		**2009**		2008
ASSETS				
Cash	$	**176,333**	$	139,316
Accounts receivable		-		16,114
Due from related parties		**208**		4,641
Deferred tax asset, net		-		64,600
Prepaid expenses and other assets		**59,886**		36,161
Furniture, fixtures, and equipment, net		**85,035**		95,150
	$	**321,462**	$	355,982
LIABILITIES AND EQUITY				
Accounts payable and accrued expenses	$	**108,927**	$	119,433
Commitments and contingencies – See Note 5				
Member's equity		**212,535**		-
Stockholder's equity				
Common stock, $.01 par value: 7,500,000 authorized, 2,500 issued and outstanding		-		25
Paid in capital		-		1,193,702
Accumulated deficit		-		(957,178)
		212,535		236,549
	$	**321,462**	$	355,982

The accompanying notes are an integral part of these financial statements.

CM Securities, LLC

Statements of Operations

Years ended December 31,	2009	2008
Revenue		
Management fees	$ 33,700	$ 1,775,247
Sales commission	6,500	170,474
Marketing support fee	6,500	38,084
Other	3,765	1,809
	50,465	1,985,614
Expenses		
Compensation and payroll related expenses	1,581,246	1,385,391
Travel and entertainment expense	288,814	206,520
Lease expense	172,984	169,183
Advertising and promotion	121,062	69,188
Professional fees	131,046	169,453
Soliciting dealer expense	113,441	128,374
Provision for loss contingency	42,000	-
Licenses	61,509	42,782
Telephone	41,840	44,296
Equipment	33,938	36,477
Depreciation	32,819	45,013
Other	52,631	50,153
Total expenses	2,673,330	2,346,830
Net loss before taxes	(2,622,865)	(361,216)
Income tax (expense) benefit	(64,600)	64,600
Net loss	$ (2,687,465)	$ (296,616)

The accompanying notes are an integral part of these financial statements.

CM Securities, LLC

Statements of Changes in Equity

	Common Stock Shares		Common Stock Par Value		Additional Paid-In Capital		Accumulated Deficit		Member's Equity		Total
Balance, January 1, 2008	2,500	$	25	$	871,353	$	(660,562)	$	-	$	210,816
Capital contribution	-		-		322,349		-		-		322,349
Net loss	-		-		-		(296,616)		-		(296,616)
Balance, December 31, 2008	2,500		25		1,193,702		(957,178)		-		236,549
Status change, January 16, 2009	**(2,500)**		**(25)**		**(1,193,702)**		**957,178**		**236,549**		**-**
Contributions	**-**		**-**		**-**		**-**		**2,663,451**		**2,663,451**
Net loss	**-**		**-**		**-**		**-**		**(2,687,465)**		**(2,687,465)**
Balance, December 31, 2009	**-**	**$**	**-**	**$**	**-**	**$**	**-**	**$**	**212,535**	**$**	**212,535**

CM Securities, LLC

Statements of Cash Flows

Years ended December 31,	2009	2008
Operating activities		
Net loss	$ (2,687,465)	$ (296,616)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation	32,819	45,013
Provision for loss contingency	42,000	-
Provision for deferred taxes	64,600	(64,600)
Change in assets and liabilities		
Accounts receivable	16,114	(7,231)
Due from related parties	4,433	4,077
Prepaids and other assets	(23,725)	(24,162)
Accounts payable and accrued expenses	(52,506)	67,127
Commissions payable	-	(22,243)
Cash used in operating activities	(2,603,730)	(298,635)
Investing activity		
Furniture, fixtures, and equipment acquisitions	(22,704)	(11,388)
Cash used in investing activity	(22,704)	(11,388)
Financing activity		
Capital contributions	2,663,451	322,349
Cash provided by financing activity	2,663,451	322,349
Net increase in cash	37,017	12,326
Cash, beginning of period	139,316	126,990
Cash, end of period	$ 176,333	$ 139,316

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Principal Business Activity

The Company is a wholly-owned subsidiary of CM Group, LLC (CM Group), and its principal business activity is raising capital for securities products sponsored by CM Group or one of its affiliates.

Prior to January 16, 2009, the Company operated as CMC Financial Services, Inc. On January 16, 2009, substantially all of the assets of CMC Financial Services, Inc. were contributed to CM Securities, LLC (CM Securities) a wholly-owned subsidiary of CM Group. Net assets consisting of cash, fixed assets, accounts receivable, a deferred tax asset and prepaid expenses in the amount of $236,549 were transferred, resulting in no gain or loss. The resulting affect was a change in status of the Company from a C-Corporation to a Limited Liability Company (LLC), and a name change for the Company.

In 2008 and prior, the Company's principal business activity was the sale of interests in Desert Capital REIT (the REIT) and CM Equity, LLC (CM Equity). Those efforts were discontinued due to the REIT offering ceasing in February 2008 and CM Equity's offering ceasing in August 2009. In addition, activities during 2008 focused on providing investor management services to CM Capital's loan foreclosure and workout strategy efforts. The REIT, CM Equity and CM Capital are related parties.

Reclassifications

Certain amounts reported in the prior years financial statements have been reclassified to conform to the current reporting format.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company places its temporary excess cash with high quality financial institutions. Such deposits may exceed the FDIC insurance limits.

Receivables

Accounts receivable are unsecured, do not bear interest, and consist primarily of receivables from CM Group for expenses paid on its behalf.

1. Summary of Significant Accounting Policies (cont.)

Revenue Recognition

Commissions from the capital raised for securities transactions are recorded on a settlement-date basis. Fees for raising capital for Consolidated Mortgage are recorded when the corresponding loan for which the capital was raised is recorded.

Advertising

The Company expenses advertising and related costs as incurred.

Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment are stated at cost. Depreciation and amortization are computed on a straight line basis over estimated useful lives of 3-7 years.

Income Taxes

Prior to January 16, 2009, deferred taxes were provided using the asset and liability method whereby deferred tax assets were recognized for deductible temporary differences, net operating losses, and tax credit carry-forwards and deferred tax liabilities were recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets were reduced by a valuation allowance when, in the opinion of management, it was more likely than not that some portion or all of the deferred tax assets would not be realized. Deferred tax assets and liabilities were adjusted for the effect of changes in tax laws and rates on the date of enactment.

On January 16, 2009, substantially all of the assets of CMC Financial Services, Inc. were contributed to CM Securities, LLC, a wholly-owned subsidiary of CM Group.

Under an LLC structure, the income of the Company will be passed through to the members of the LLC, and therefore, no income tax liability or expense has been recorded for the period under ownership as an LLC.

Fair Value

Cash, receivables, and accounts payable have carrying amounts which approximate fair value primarily because of the short maturities of these instruments.

2. Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment consisted of the following:

December 31,		2009		2008
Furniture and fixtures	$	**175,279**	$	156,281
Equipment		**85,013**		81,307
		260,292		237,588
Less accumulated depreciation		**175,257**		142,438
	$	**85,035**	$	95,150

Depreciation expense was $32,819 and $45,013 for 2009 and 2008, respectively.

3. Retirement Plan

The Company offers a SIMPLE IRA plan to its employees. The Company matches employee contributions dollar for dollar up to 3% of their compensation for the year. The amount matched by the Company is expensed in the same period that the corresponding employee contributions are made. The Company's expense for matching contributions for 2009 and 2008 were $10,748 and $18,840, respectively. In January 2010, the Company changed its retirement plan from that of a SIMPLE IRA to a 401(k) plan.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009 and 2008, the Company had net capital of $67,406 and $19,883, respectively, and $60,141 and $11,917, which was calculated to be in excess of its required net capital of $7,265 and $7,966, respectively. The Company's ratio of debt to net capital at December 31, 2009 and 2008 was 1.62 to 1 and 6.01 to 1, respectively.

5. Commitments and Contingencies

The Company has an operating lease for equipment. The monthly lease payment is $903 and will expire on September 1, 2011. In addition, the Company leases its office space under a cancelable, monthly operating lease from a related party. The monthly payment on this lease is approximately $5,200.

The total lease expense related to these agreements was $172,984 and $169,183 for the years ended December 31, 2009 and 2008, respectively.

The Company is named in a lawsuit brought by a former employee. The Company has accrued an expense of $42,000 at December 31, 2009, representing the Company's best estimate of the probable liability.

6. Related Parties

The Company directs and oversees the sale of CM Notes Program I, LLC (CM Notes) and receives a commission based on the sale of these notes. The Company is an affiliate of CM Notes as they have common officers and directors. For the twelve months ended December 31, 2009, the Company received $46,700 in commissions from CM Notes.

During 2008, the Company directed and oversaw the sale of the REIT and CM Equity's equity securities and received a commission based on the sale of these securities. The Company is an affiliate of the REIT and CM Equity as they have common officers and directors. For the twelve months ended December 31, 2008, the Company earned $142,558 in commissions from the REIT and CM Equity.

During 2008, the Company raised capital for loans originated by CM Capital and was compensated based on the amount of loans funded by CM Capital. The Company is a related party to CM Capital because they have common management. For the twelve months ended December 31, 2008, the Company earned $1,775,247 in fees from CM Capital.

In addition, the Company has amounts due from related parties for the reimbursement of certain operation expenses in the amount of $208 and $4,641 in 2009 and 2008, respectively.

The Company leases approximately 2,600 square feet of office space from DCR Galleria LLC, a wholly-owned subsidiary of the REIT. The related party rent expense of $127,384 for 2009 and $140,403 for 2008 is included in the income statements in lease expense. See Note 5 - "Commitments and Contingencies".

7. Income Taxes

During 2008, the Company recognized an income tax benefit of $64,600 related to operating losses while structured as a C-Corporation.

For tax purposes, the transfer of the assets from CMC Financial to CM Group in January 2009 was deemed to be a sale, and generated a gain for tax purposes of approximately $190,000. The deferred tax asset of $64,600 at December 31, 2008 was realized in 2009 as an offset of the gain on the January 2009 sale of assets.

8. Going Concern

The accompanying financial statements have been prepared in conformity with principles of accounting applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. Limited revenue has been derived during 2009, and the Company has not generated sufficient working capital to support its operations during 2009. The Company's ability to continue as a going concern is dependent, among other things, on the continued support of the parent company, CM Group, and its ability to minimize costs and generate revenue from its various securities products to eventually attain a profitable level of operations and receive financial support from its advisor.

8. Going Concern (cont.)

The Company anticipates continuing as a going concern primarily through financial support from CM Group and generating cash proceeds from the sale of future securities products. There are no assurances that management will be able to successfully generate revenue or reduce expenses or attain profitability.

9. Subsequent Events

We evaluated subsequent events through February 19, 2010, the date the financial statements were available to be issued. Events or transactions occurring after December 31, 2009 but prior to February 19, 2010, that provided additional evidence about conditions that existed at December 31, 2009, have been recognized in the financial statements for the period ended December 31, 2009.

Computation of Net Capital, Basic Net Capital Requirement And Aggregate Indebtedness - Schedule 1

December 31,		2009
NET CAPITAL		
Total stockholders' equity	$	212,535
Liabilities subordinated to claims of general creditors		-
Total capital and allowable subordinated liabilities		212,535
Non-allowable costs		145,129
Net capital	$	67,406
BASIC NET CAPITAL REQUIREMENT		
Liabilities	$	108,927
Required percent		6.67%
Computed basic net capital requirement		7,265
Minimum net capital required**		7,265
Net capital (from above)		67,406
Excess capital over minimum	$	60,141
COMPUTATION OF AGGREGATE INDEBTEDNESS		
A. Indebtedness	$	108,927
B. Net Capital	$	67,406
Percent of debt to net capital (A divided by B)		162%

** Minimum net capital requirement is defined as the greater of $5,000 or 6.67% of indebtedness.

Material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2009 FOCUS filing consisted of a $64,600 deferred tax asset adjustment and a $42,000 expense and accrued liability.

Computation for Determination of Reserve Requirements Under Exhibit A of Section 240.15c3-3

Information Relating to the Possession or Control Requirements under Section 240.15c3-3

December 31, 2009

The Company is exempt from these reporting provisions under 15c3-3 (k) (2) (i)



HANCOCK ASKEW & CO LLP
ACCOUNTANTS & ADVISORS

CM Securities, LLC
Henderson, Nevada

In planning and performing our audit of the financial statements of CM Securities, LLC (the Company) for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on the internal control.

As required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: making the quarterly securities examinations, counts, verifications, and comparisons; recordation of differences required by Rule 17a-13; complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17-a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of

100 Riverview Drive
Savannah, GA 31404
T | 912-234-8243
F | 912-236-4414

www.hancockaskew.com

7000 Central Parkway
Suite 1660
Atlanta, GA 30328
T | 678-387-3960
F | 678-387-3964

Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives. This report is intended solely for the use of the Board of Directors, Management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectively submitted,

Hancock Askew & Co., L.L.P.

Savannah, Georgia
February 19, 2010

CM SECURITIES, LLC



Financial Statements
and
Independent Auditors' Report

For the Years Ended December 31, 2009 and 2008

CM Securities, LLC

Contents